[SHIP] [VANGUARD LOGO]
                                                                   P.O. BOX 2600
                                                     VALLEY FORGE, PA 19482-2600

                                                                    610-669-5284
                                                        Lisa_Matson@vanguard.com

April 20, 2006


Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission         VIA ELECTRONIC FILING
450 Fifth Street,
N.W., Fifth Floor
Washington, D.C. 20549

RE: VANGUARD HORIZON FUNDS

Dear Mr. Sandoe,

The following responds to your comments of March 17, 2006 on the post-effective amendment of the registration statement of the Vanguard Horizon Funds (the "Trust"). You commented on Post-Effective Amendment No. 28 that was filed on February 2, 2006.


COMMENT 1:    VANGUARD STRATEGIC SMALL-CAP EQUITY FUND - MARKET CAPITALIZATION
----------    ----------------------------------------------------------------


Comment: Please disclose how the Fund defines an investment in small-cap stocks.

Response:     The prospectus  states that market  capitalization  ranges change over time and that there are no "official" definitions of small-mid- or large-cap, even among Vanguard advisers. We have added the following text to page 3 Market Exposure:

               The Fund's investment in small-cap stocks generally will be within the capitalization range of the companies included in the MSCI US Small Cap 1750 Index ($77 million to 6.3 billion as of February 28, 2006). In the future, the index's market capitalization range may be higher or lower, and the Fund's investments may track another small-cap index. Such changes may occur at any time and without notice to Fund shareholders.

               We believe this, as well as the other disclosure contained in the Fund's prospectus, adequately describes the Fund's investment strategy.

COMMENT 2:     VANGUARD STRATEGIC SMALL-CAP EQUITY FUND - FREQUENT TRADING
               AND MARKET TIMING
               -----------------


Comment: The Fund's broad policies with respect to frequent trading and market-timing are disclosed under the heading "Frequent Trading or Market-Timing." However, specific policies applicable to discrete types of investors are disclosed in various places throughout the "Investing with Vanguard" section. All of the Fund's policies concerning frequent trading and market-timing should be disclosed together under the heading "Frequent Trading and Market-Timing."

Response:      We believe that the Fund's policies  against frequent trading and market-timing are properly disclosed in the prospectus pursuant to Item 6(e)(4) of Form N-1A. Item 6(e)(4) does not require that the specific policies applicable to each type of shareholder be

Christian Sandoe
April 20, 2006
Page 2

               disclosed together in the prospectus. As such, we believe that it is appropriate to have the general discussion of the Fund's policies against frequent trading and market-timing under the heading "Frequent Trading or Market-Timing" with a reference to the "Investing with Vanguard" section where specific policies applicable to different types of shareholders and transactions are disclosed.

               We believe that removing the disclosure from the "Investing with Vanguard" section and combining the disclosure into a single "Frequent Trading and Market-Timing" section would make the discussion of transaction policies incomplete in the "Investing with Vanguard" section. Repeating the specific policies in both the "Investing with Vanguard" section and under the "Frequent Trading and Market-Timing" heading would unnecessarily clutter the prospectus with duplicative disclosure.

COMMENT 3:     VANGUARD STRATEGIC SMALL-CAP EQUITY FUND --BACK COVER
----------     -----------------------------------------------------


Comment: Please add Vanguard's website to the list of places to contact Vanguard to obtain more information about Vanguard, the Fund, and the Fund's annual and semi-annual reports.

Response:      We have added appropriate disclosure.


COMMENT 4:     STATEMENT OF ADDITIONAL INFORMATION: PORTFOLIO MANAGER DISCLOSURE
----------     -----------------------------------------------------------------

Comment:       Please  include  relevant   portfolio   manager   disclosure  for
               Strategic Small-Cap Equity Fund.

Response:      We have added the following relevant text:
               IN THE PROSPECTUS:

               James P. Stetler manages the Vanguard Strategic Small Cap Equity Fund which began operations on April 20, 2006. As of March 31, 2006, Mr. Stetler managed a portion of three other registered investment companies with total assets of $11.4 billion.

               IN THE STATEMENT OF ADDITIONAL INFORMATION:
               1. Other Accounts Managed
               James D. Troyer manages the Strategic Equity Fund, which, as of December 31, 2005, held assets of $5.6 billion. As of December 31, 2005, Mr. Troyer also managed a portion of three other registered investment companies with total assets of $9.7 billion and two other pooled investment vehicles with total assets of $308 million.
                   James P. Stetler manages the Strategic Small-Cap Equity
               Fund, which did not begin operations until April 20, 2006. As of March 31, 2006, Mr. Stetler managed a portion of three other registered investment companies with total assets of $11.4 billion.

               4. Ownership of Securities
               Vanguard employees, including portfolio managers, allocate their investment needs among the various Vanguard funds based on their own individual investment needs and goals. Vanguard employees as a group invest a sizeable portion of their personal assets in Vanguard funds. As of October 31, 2005, Vanguard employees collectively invested $1.39 billion in Vanguard funds. John J. Brennan, Chairman and Chief Executive Officer of Vanguard and the Vanguard funds, and George U. Sauter, Managing Director and Chief Investment Officer, invest substantially all of their personal financial assets in Vanguard funds.
               As of December 31, 2005, Mr. Troyer owned no shares of the Fund.

COMMENT 5:        TANDY REQUIREMENTS
----------        ------------------


Comment:       The SEC is now requiring all registrants to provide at the end of
               response  letters  to  registration   statement   comments,   the
               following statements:

Christian Sandoe
April 20, 2006
Page 3


          o The Trust is responsible for the adequacy and accuracy of the disclosure in the filing.

          o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

          o The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:      As  required  by  the  SEC,   we  will   provide  the   foregoing
               acknowledgements.

                                    * * * * *

               As required by the SEC, the Trust acknowledges that:

          o The Trust is responsible for the adequacy and accuracy of the disclosure in the filing.

          o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

          o The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact me at (610) 669-5284 with any questions or comments regarding the above responses. Thank you.


Sincerely,


/s/ Lisa Matson
Lisa L. B. Matson
Associate Counsel
Securities Regulation, Legal Department